Supplement dated August 18, 2026, to the Annual Notice dated May 1, 2026, for Schwab OneSource Annuity® and Schwab Select Annuity® contracts issued by Empower Annuity Insurance Company of America

Variable Annuity- 1 Series Account

Supplement dated August 18, 2026, to the Annual Notice dated May 1, 2026,

for Schwab OneSource Annuity® and Schwab Select Annuity® contracts issued by Empower Life & Annuity Insurance Company of New York

Variable Annuity- 1 Series Account

This Supplement amends certain information in your variable annuity contract Annual Notice. Please read this Supplement carefully and keep it for future reference. You may obtain a current Annual Notice by visiting www.protective.com/productprospectus or by calling 1-800-838-0650.

The Sub-Adviser The Putnam Advisory Company, LLC in the "APPENDIX: INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT" section of the Annual Notice is hereby deleted and replaced with Templeton Asset Management Ltd. for the following fund:

•	Putnam VT Global Health Care Fund

If you have any questions regarding this Supplement, please contact your investment professional or us toll free at

1-800-838-0650. Please keep this Supplement for future reference.